SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1st July 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

1 July 2003

InterContinental Hotels Group PLC -
Sale of 16 Staybridge Suites Hotels to
Hospitality Properties Trust for $185 million

InterContinental Hotels Group PLC (IHG) today announces it has sold 16 Staybridge Suites’ hotels in the United States to Hospitality Properties Trust (HPT) for $185 million in cash. As part of the transaction these hotels continue to operate within the Staybridge Suites’ brand, IHG having entered into a management agreement on these hotels with HPT for a period of 20 years with options to extend. The amount paid by HPT is over $15 million more than the book value of the assets and the sale will not have a material effect on earnings in the year to December 2003.

Commenting on the transaction Richard North, Chief Executive, InterContinental Hotels Group said:

“We have successfully developed and grown the Staybridge Suites’ brand over the last five years and it now has critical mass in the upscale extended stay segment. As a consequence, we no longer need to own these assets. The deal is consistent with our strategy to prove brand concepts and then reduce capital intensity whilst converting the income stream into management or franchise fees. HPT is one of the strongest and most respected real estate investment trusts in the market and we are delighted to be working in partnership with them”

Richard Solomons, Finance Director, InterContinental Hotels Group said:

“The Staybridge Suites’ brand is making good progress with 55 hotels open and over 40 in the pipeline. This transaction is a direct consequence of the continuing review of our asset base and represents a step along the path to improving the group’s return on capital.”

– ends–

For further information, please contact:

Matthew Bates, Investor Relations	020 7355 6676
Dee Cayhill, Corporate Affairs	020 7409 8101

Note to Editors

Staybridge Suites is IHG’s organically developed upscale extended stay brand offering self-catering services and amenities designed specifically for those on extended travel. There are 55 Staybridge Suites hotels, all of which are located in the Americas, representing 1% of IHG’s total rooms. These properties are now split 4 owned and leased, 16 managed and 35 franchised.

The transaction involves the sale of 16 Staybridge Suites hotels in the United States to HPT for $185 million. IHG has simultaneously entered into a long term management agreement with HPT.

The transaction has features typical of HPT transactions: an owner’s priority return of $16.9 million per year, plus percentage participations in operating revenues in excess of negotiated amounts; retention of a security deposit equal to $16.9 million; 5% of gross revenues at the hotels will be escrowed for capital expenditures; and payment of the owner’s priority return to HPT is guaranteed by IHG until the financial results from IHG’s operations of these hotels reaches negotiated levels. IHG’s management contract for these hotels has an initial term expiring in 2023 and IHG has two renewal options for 12.5 years each thereafter.

The 16 hotels purchased by HPT have 1,960 guest suites and are geographically diversified in 11 states: California (2); Colorado; Florida; Georgia (2); Maryland; Massachusetts (2); Michigan; North Carolina; South Carolina; Texas (3); and Washington State. The average age of these hotels is about three years.

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)], owns, manages, leases or franchises, through various subsidiaries, more than 3,300 hotels and 515,000 guest rooms in nearly 100 countries and territories around the world (www.ichotelsgroup.com). The Group owns a portfolio of well recognised and respected hotel brands including InterContinental Hotels & Resorts, Crowne Plaza Hotels & Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites, and also has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and reservations capability on the Internet – www.intercontinental.com for InterContinental Hotels & Resorts, www.crowneplaza.com for Crowne Plaza Hotels & Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Express by Holiday Inn hotels, www.staybridge.com for Staybridge Suites by Holiday Inn hotels and, for the Group’s rewards programme, www.priorityclub.com

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.pressoffice.ihgplc.com.

Hospitality Properties Trust is a real estate investment trust headquartered in Newton, Massachusetts, USA which owns 267 hotels located throughout the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	1st July 2003